                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            Daleen Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  23427N 10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


David J. Schwartz, Esq.                         Martha D. Vorlicek
Debevoise & Plimpton                            HarbourVest Partners, LLC
919 Third Avenue                                One Financial Center
New York, NY 10022                              Boston, MA  02111
(212) 909-6000                                  (617) 348-3707
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                October 3, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS                       HarbourVest Partners, LLC
     I.R.S. IDENTIFICATION NOS.                       I.R.S. No. 04-3335829
     OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY



--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS


                                                                              00

--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                        Delaware

--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER

  NUMBER OF
                    20,520,679*
   SHARES      -----------------------------------------------------------------
               (8)  SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       (9)  SOLE DISPOSITIVE POWER

  REPORTING
                    20,520,679*
   PERSON
               -----------------------------------------------------------------
    WITH       (10) SHARED DISPOSITIVE POWER


                    -0-

--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                      20,520,679

--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                                                                           51.0%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON


                                                                              IA

--------------------------------------------------------------------------------

--------------
*See Item 4.

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS                                 D. Brooks Zug
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY



--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS


                                                                              00

--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION


                                                      U.S.A.
--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER

  NUMBER OF
                    -0-
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER

  OWNED BY
                    20,520,679
    EACH       -----------------------------------------------------------------
               (9)  SOLE DISPOSITIVE POWER
  REPORTING

   PERSON           -0-

    WITH       -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER


                    20,520,679
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                      20,520,679

--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                                                                           51.0%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON


                                                                              IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS                                Edward W. Kane
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY



--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS


                                                                              00

--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION


                                                      U.S.A.
--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER

  NUMBER OF
                    -0-
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER

  OWNED BY
                    20,520,679
    EACH       -----------------------------------------------------------------
               (9)  SOLE DISPOSITIVE POWER
  REPORTING

   PERSON           -0-

    WITH       -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER


                    20,520,679
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                      20,520,679

--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                                                                           51.0%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON


                                                                              IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS                     HVP V-Direct Associates LLC
     I.R.S. IDENTIFICATION NOS.                     I.R.S. No. 04-3349950
     OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY



--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS


                                                                              WC

--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                        Delaware

--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER


  NUMBER OF         -0-

   SHARES      -----------------------------------------------------------------
               (8)  SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          5,068,063
               -----------------------------------------------------------------
    EACH       (9)  SOLE DISPOSITIVE POWER

  REPORTING
                    -0-
   PERSON
               -----------------------------------------------------------------
    WITH       (10) SHARED DISPOSITIVE POWER


                    5,068,063
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                       5,068,063

--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                                                                           20.5%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON


                                                                              PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS                   HVP VI-Direct Associates LLC
     I.R.S. IDENTIFICATION NOS.                   I.R.S. No. 04-3464301
     OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY



--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS


                                                                              WC

--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                        Delaware

--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER

  NUMBER OF
                    -0-
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER

  OWNED BY
                    15,452,616
    EACH       -----------------------------------------------------------------
               (9)  SOLE DISPOSITIVE POWER
  REPORTING

   PERSON           -0-

    WITH       -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER


                    15,452,616
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                      15,452,616

--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                                                                           39.6%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON


                                                                              PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS                       HarbourVest Partners V-
     I.R.S. IDENTIFICATION NOS.                       Direct Fund L.P.
     OF ABOVE PERSONS (ENTITIES ONLY)                 I.R.S. No. 04-3349952



--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY



--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS


                                                                              WC

--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                        Delaware

--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER

  NUMBER OF
                    -0-
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER

  OWNED BY
                    5,068,063
    EACH       -----------------------------------------------------------------
               (9)  SOLE DISPOSITIVE POWER
  REPORTING

   PERSON           -0-

    WITH       -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER


                    5,068,063
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                       5,068,063

--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                                                                           20.5%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON


                                                                              PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS                       HarbourVest Partners VI-
     I.R.S. IDENTIFICATION NOS.                       Direct Fund L.P.
     OF ABOVE PERSONS (ENTITIES ONLY)                 I.R.S. No. 04-3464307



--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY



--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS


                                                                              WC

--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                        Delaware

--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER

  NUMBER OF
                    -0-
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER

  OWNED BY
                    15,452,616
    EACH       -----------------------------------------------------------------
               (9)  SOLE DISPOSITIVE POWER
  REPORTING

   PERSON           -0-

    WITH       -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER


                    15,452,616
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                      15,452,616

--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                                                                           39.6%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON


                                                                              PN

--------------------------------------------------------------------------------

                       CONTINUATION PAGES TO SCHEDULE 13D
                                 AMENDMENT NO. 2

         This Amendment No. 2 to the Statement on Schedule 13D, filed by HarbourVest Partners, LLC ("HarbourVest"), D. Brooks Zug ("Zug"), Edward W. Kane ("Kane"), HVP V-Direct Associates LLC ("Associates V"), HarbourVest Partners V-Direct Fund L.P. ("Fund V"), HVP VI-Direct Associates LLC ("Associates VI"), and HarbourVest Partners VI-Direct Fund L.P. ("Fund VI") (together the "Reporting Persons"), relates to the Common Stock of Daleen Technologies, Inc., a Delaware corporation (herein referred to as "Daleen" or "Issuer"), and further supplements and amends the Statement on Schedule 13D originally filed by each of the Reporting Persons, other than Associates V and Fund V, on June 16, 2001, as amended by Amendment No. 1 to the Statement on Schedule 13D, dated August 20, 2001 (the "Schedule 13D"). With respect to Associates V and Fund V, this Amendment No. 2 to the Statement on Schedule 13D supersedes in its entirety the Statement on Schedule 13G filed on February 14, 2000.

Item 2.  Identity and Background.

         The first paragraph of Item 2(a) is amended and restated to read in its entirety as follows:

         (a) This Statement on Schedule 13D is filed by HarbourVest Partners, LLC ("HarbourVest"), D. Brooks Zug ("Zug"), Edward W. Kane ("Kane"), HVP V-Direct Associates LLC ("Associates V"), HarbourVest Partners V-Direct Fund L.P. ("Fund V"), HVP VI-Direct Associates LLC ("Associates VI"), and HarbourVest Partners VI-Direct Fund L.P. ("Fund VI") (together the "Reporting Persons").

         The remainder of Item 2(a) and Items 2(b)-2(f) are supplemented by the addition of the following:

         HarbourVest is the sole managing member of Associates V.

         Associates V is the sole general partner of Fund V.

         (b) The business address for Associates V and Fund V is One Financial Center, 44th Floor, Boston, MA 02111.

         (c) Associates V is the sole general partner of Fund V. Fund V is a private investment fund. The business address for these entities is stated in
Item 2(b) above.

         (d) and (e) During the last five years, neither Associates V nor Fund V has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (f) Associates V is a Delaware limited liability company; Fund V is a Delaware limited partnership.

Item 4. Purpose of Transaction.

         Item 4 is supplemented by the addition of the following:

         Daleen entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"), dated October 7, 2002, among Daleen, Daleen Solutions, Inc., a Delaware corporation and a wholly-owned subsidiary of Daleen ("Acquisition Sub"), and Abiliti Solutions, Inc., a Missouri corporation ("Abiliti"), to purchase the goodwill and substantially all of the assets of Abiliti for 11,492,136 shares of Daleen Common Stock, 115,681 shares of Series F Preferred Stock, and warrants to acquire an additional 5,666,069 shares of Common Stock, with an exercise price of $0.906 per share, plus the assumption of certain specified liabilities. In a separate but related transaction, Daleen entered into an Investment Agreement (the "Investment Agreement") with Behrman Capital II, L.P., a Delaware limited partnership ("Behrman") and Strategic Entrepreneur Fund II, L.P., a Delaware limited partnership ("SEF", together with Behrman, the "Behrman Entities"), pursuant to which the Behrman Entities agreed to invest approximately $5 million in Daleen for consideration consisting of 10,992,136 shares of Common Stock, 115,681 shares of Series F Preferred Stock, warrants to purchase an additional 5,666,069 shares of Common Stock at an exercise price of $0.9060 per share and warrants to purchase an additional 500,000 shares of Common Stock at an exercise price of $0.17 per share (the "Investment"). The consummation of the Investment is conditioned upon the simultaneous closing of the transactions contemplated by the Asset Purchase Agreement. Certain capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Asset Purchase Agreement, the Investment Agreement, the Voting Agreement and the Supplemental Voting Agreement.

         The execution and delivery of the Asset Purchase Agreement was conditioned upon the execution and delivery by certain stockholders of Voting Agreements with Abiliti. In connection therewith, on October 3, 2002, Fund V and Fund VI (individually, a "Stockholder" and together, the "Stockholders") entered into a Voting Agreement with Abiliti whereby they agreed to vote all of their Shares (i) in favor of the Purchase, the Investment, and the other Contemplated Transactions and Daleen Proposals, including, among other things, an amendment to Daleen's Certificate of Incorporation to increase the authorized number of shares of preferred stock and Series F Preferred required to consummate the Purchase and the Investment and (ii) against (a) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Asset Purchase Agreement, (b) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of Daleen or any of its subsidiaries, with or involving any party other than as contemplated by the Asset Purchase Agreement, (c) any liquidation or winding up of Daleen, (d) any extraordinary dividend by Daleen,
(e) any change in the capital structure of Daleen (other than pursuant to the Asset Purchase Agreement) and (f) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the Purchase or any other Contemplated Transaction or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of Daleen under the Asset Purchase Agreement which would materially and adversely affect Abiliti or Daleen or their respective abilities to consummate the Purchase or any other Contemplated Transaction.

         Under the Voting Agreement, each Stockholder agreed to grant to each of the President and Secretary of Abiliti a proxy to vote such Stockholder's Shares in accordance with the Voting Agreement. In addition, each Stockholder agreed not to transfer any of such Shares (except under specified circumstances) enter into any voting agreement with any person or entity with respect to any of the Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting such Stockholder's legal power, authority or right to vote the Shares in favor of the Purchase, Investment or Contemplated Transactions.

         The execution and delivery of the Investment Agreement was further conditioned upon the execution and delivery of a Supplemental Voting Agreement, dated October 7, 2002, among Fund V, Fund VI, Abiliti, and the Behrman Entities, whereby Fund V and Fund VI committed to vote, at the 2003 annual meeting of the stockholders, in favor of the election as Class I Directors of Daleen of two individuals to be designated by Behrman, and Abiliti and Behrman committed to vote in favor of the election as a Class I Director of Daleen of one individual to be designated by Fund V and Fund VI. Under the Supplemental Voting Agreement, each Stockholder agreed to grant to each of the Behrman Entities a proxy to vote such Stockholder's Shares in accordance with the Supplemental Voting Agreement. In addition, each Stockholder agrees not to transfer such Shares (except under specified circumstances).

         Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in
Item 4(a) through (j) of Schedule 13D.

             All references to, and summaries of the Asset Purchase Agreement, the Investment Agreement, the Voting Agreement and the Supplemental Voting Agreement in this Schedule 13D are qualified in their entirety by reference to such documents, the full text of which is filed as Exhibits 9, 10, 11 and 12 hereto, respectively, and which Exhibits are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

         Item 5(a) is amended in its entirety to read as follows:

         (a) HarbourVest, as the result of its position as the sole managing member of Associates V and Associates VI, and Zug and Kane, as the result of their positions as managing members of HarbourVest, may each be deemed to beneficially own an aggregate of 20,520,679 shares of Common Stock, or 51.0% of Common Stock currently outstanding (based on 23,532,081 shares of Common Stock outstanding as of August 5, 2002, as reported by the Issuer in its Form 10Q filed with the Securities and Exchange Commission on August 12, 2002), as a result of their beneficial ownership of:

            (i) 5,068,063 shares of Common Stock, assuming exercise of a Warrant for 1,250,000 shares of Common Stock, held by Fund V; and

            (ii) 15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

         Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own, except to the extent of their pecuniary interest therein.

         Associates V, as the result of its position as the sole general partner of Fund V, and Fund V, as record and ultimate owner of shares of Common Stock and a Warrant, may each be deemed to beneficially own 5,068,063 shares of Common Stock, assuming exercise of Warrants for 1,250,000 shares of Common Stock, or 20.5% of Common Stock currently outstanding.

         Associates VI, as the result of its position as the sole general partner of Fund VI, and Fund VI, as record and ultimate owner of the Series F Preferred and Series F Warrants, may be deemed to beneficially own 15,452,616 shares of Common Stock, or 39.6% of Common Stock currently outstanding, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock, and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

         Item 5(b) is supplemented by the addition of the following:

         (b) Associates V, as the result of its position as the sole general partner of Fund V, and Fund V, as record and ultimate owner of Common Stock and Warrants, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of 5,068,063 shares of Common Stock, or 20.5% of Common Stock currently outstanding, assuming conversion of a Warrant for 1,250,000 shares of Common Stock, held by Fund V.

         The ownership interests set forth in this Schedule 13D do not take into account the transactions described in Item 4 above, each of which is subject to the approval of the stockholders of the parties thereto and the satisfaction of other closing conditions.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Except as described in this Schedule 13D, none of the individuals or entities named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including but not limited to the transfer of any shares of Common Stock, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 9.        Asset Purchase Agreement, dated October 7, 2002, among Daleen
                  Technologies, Inc., Daleen Solutions, Inc., and Abiliti
                  Solutions, Inc. (incorporated herein by reference to Exhibit
                  99.1 to Current Report on Form 8-K filed by Daleen
                  Technologies, Inc. on October 11, 2002)

Exhibit 10.       Investment Agreement, dated October 7, 2002, by and between
                  Daleen Technologies, Inc. and the investors named therein
                  (incorporated herein by reference to Exhibit 99.2 to Current
                  Report on Form 8-K filed by Daleen Technologies, Inc. on
                  October 11, 2002)

Exhibit 11.       Voting Agreement, dated October 3, 2002, between Abiliti
                  Solutions, Inc., HarbourVest Partners V - Direct Fund, L.P.
                  and HarbourVest Partners VI - Direct Fund, L.P. (filed herewith)

Exhibit 12.       Supplemental Voting Agreement, dated October 7, 2002, among
                  Abiliti Solutions, Inc., Behrman Capital II, L.P., Strategic
                  Entrepreneur Fund II, L.P., HarbourVest Partners V - Direct
                  Fund, L.P. and HarbourVest Partners VI - Direct Fund, L.P.
                  (filed herewith)

Exhibit 13. Joint Filing Agreement, dated October 16, 2002 (filed herewith).

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2002

                                               HARBOURVEST PARTNERS, LLC

                                               By:      /s/ Martha D Vorlicek
                                                        ------------------
                                               Name:    Martha D. Vorlicek
                                               Title:   Member


                                               /s/  Edward W. Kane
                                               ------------------------
                                               Edward W. Kane

                                               /s/  D. Brooks Zug
                                               ------------------------
                                               D. Brooks Zug

                                               HVP V-DIRECT ASSOCIATES LLC
                                               By:  HARBOURVEST PARTNERS, LLC
                                               Its Managing Member

                                               By:   /s/  Martha D. Vorlicek
                                                     -----------------------
                                               Name:  Martha D. Vorlicek
                                               Title: Member

                                               HARBOURVEST PARTNERS V-DIRECT
                                               FUND L.P.
                                               By:  HVP V-DIRECT ASSOCIATES LLC
                                               Its General Partner
                                               By:  HARBOURVEST PARTNERS, LLC
                                               Its Managing Member


                                               By:      /s/ Martha D Vorlicek
                                                        ---------------------
                                               Name:    Martha D. Vorlicek
                                               Title:   Member

                                               HVP VI-DIRECT ASSOCIATES LLC
                                               By:  HARBOURVEST PARTNERS, LLC
                                               Its Managing Member

                                               By:      /s/ Martha D Vorlicek
                                                        ------------------
                                               Name:    Martha D. Vorlicek
                                               Title:   Member

                                               HARBOURVEST PARTNERS VI-DIRECT
                                               FUND L.P.
                                               By:  HVP VI-DIRECT ASSOCIATES LLC
                                               Its General Partner
                                               By:  HARBOURVEST PARTNERS, LLC
                                               Its Managing Member

                                               By:      /s/ Martha D Vorlicek
                                                        ------------------
                                               Name:    Martha D. Vorlicek
                                               Title:   Member

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